September 24, 2021	Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 United States of America T: +1 312 782 0600 F: +1 312 701 7711 mayerbrown.com

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549 Attention: Jessica Livingston and Erin Purnell

Re:	Canadian Imperial Bank of Commerce

Amendment No. 1 to

Registration Statement on Form F-3

Filed September 17, 2021

File No. 333-259240

Dear Ms. Livingston and Ms. Purnell:

On behalf of Canadian Imperial Bank of Commerce (the “CIBC”), and in response to the letter (the “Comment Letter”) dated September 23, 2021 with respect to the above-captioned Registration Statement on Form F-3, as amended (the “Registration Statement”) from the staff of the Securities and Exchange Commission (the “Staff”) to CIBC, CIBC is submitting herewith, electronically via EDGAR, Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) on Form F-3. For your convenience, we are delivering to you via email a copy of this letter, together with a copy of Amendment No. 2 that has been marked to show the changes from the amended Registration Statement as filed on September 17, 2021, as well as a clean copy of Amendment No. 2 and the exhibits filed therewith.

CIBC’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. Unless otherwise noted, “we,” “us” and similar terms refer to CIBC.

Amendment No. 1 to Form F-3

Material Income Tax Consequences, page 24

1. We note your disclosure that this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Investors are entitled to rely on the opinion as expressed. Please remove this limitation on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

Response

We have revised the disclosure on page 25 of the prospectus to address the language of concern in the Canadian taxation section. Accordingly, the Amended Registration Statement also includes an updated Exhibit 8.2 opinion of Canadian counsel.

Part II Exhibits

Exhibit 5.2, page II-2

2. We note counsel’s statement that the “opinions expressed herein are provided solely for the benefit of the addressee in connection with the filing of the Registration Statement with the United States Securities and Exchange Commission and are not to be transmitted to any other person, nor are they to be relied upon by another person or for any other purpose or referred to in any public document or filed with any government agency or other person without our prior express consent.” Please have counsel revise to remove any implication that investors are not entitled to rely on the opinion. Please refer to Section II.B.3.d of Staff Legal Bulletin No. 19 for guidance.

3. Please tell us, in each instance, why you believe carve-outs (a) through (f) on page 3 are necessary and appropriate, or delete them.

Responses

In response to the Staff’s comments 2 and 3, the opinion of Canadian counsel (exhibit 5.2) has been revised to remove the language cited in each comment. Specifically, the problematic language in such counsel’s opinion referenced in comment 2 was deleted in its entirety to avoid any implication that investors would not be entitled to rely on the opinion. Additionally, the carve-outs referred to in comment 3 also were deleted from the opinion to allay any concerns. Please note that in accordance with Staff Legal Bulletin #19, such counsel removed from the opinion the enforceability of the indenture.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7100, Susan Rabinowitz, at (312) 701-8055, or CIBC’s in-house counsel, Paul Bent, at (416) 304-8492. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Edward S. Best
Edward S. Best